BEACON POWER CORPORATION
234 Ballardvale Street
Wilmington, MA 01887

July 30, 2007

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Beacon Power Corporation
Application for Withdrawal on Form RW of Registration Statement on Form S-3 (File No. 333-144780)

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), Beacon Power Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests the withdrawal of the Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-144780), including all exhibits filed thereto, filed on July 23, 2007.

The Registrant is making this request because the Commission has advised the Registrant that in order to use the Form S-3, it must withdraw the Registration Statement, make a written request to the Commission for a waiver of certain requirements for use of Form S-3, and file a new registration statement after such waiver is granted. Registrant is submitting a request for such waiver from the Commission and plans to file a new registration statement on Form S-3 provided such waiver is received.

The Registrant requests that the Commission grant the withdrawal of the Registration Statement (File No. 333-144780) as soon as possible. We appreciate your assistance and should you need any additional information, please feel free to contact D. Roger Glenn of Edwards Angell Palmer & Dodge LLP at (212) 912-2753.

Respectfully submitted,

Beacon Power Corporation

/s/ F. William Capp
F. William Capp
Chief Executive Officer